
                                                                                           Exhibit 12(b)

                                Gulf States Utilities Company
                    Computation of Ratios of Earnings to Fixed Charges and
             Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
                                                                                       Twelve Months Ended
                                                                                           December 31,
                                                                           1990      1991      1992      1993      1994

Fixed charges, as defined:
  Interest on mortgage bonds                                             $218,462  $201,335  $197,218  $172,494  $167,082
  Interest on notes payable                                                24,295     8,446     -         -           763
  Interest on long-term debt - other                                       12,668    19,507    21,155    19,440    19,440
  Other interest                                                           18,380    29,169    26,564    10,561     7,957
  Amortization of expense and premium on debt-net(cr)                       2,192     1,999     3,479     8,104     8,892
  Interest applicable to rentals                                           23,761    24,049    23,759    23,455    21,539
                                                                         ------------------------------------------------

Total fixed charges, as defined                                           299,758   284,505   272,175   234,054   225,673

Preferred dividends, as defined (a)                                       104,484    90,146    69,617    65,299    52,210
                                                                         ------------------------------------------------

Combined fixed charges and preferred dividends, as defined               $404,242  $374,651  $341,792  $299,353  $277,883
                                                                         ================================================

Earnings as defined:

Income (loss) from continuing operations before extrodinary items and
  the cumulative effect of accounting changes                            ($36,399) $112,391  $139,413   $69,462  ($82,755)
  Add:
    Income Taxes                                                          (24,216)   48,250    55,860    58,016   (62,086)
    Fixed charges as above                                                299,758   284,505   272,175   234,054   225,673
                                                                         ------------------------------------------------

Total earnings, as defined                                               $239,143  $445,146  $467,448  $361,532   $80,832
                                                                         ================================================

Ratio of earnings to fixed charges, as defined                               0.80      1.56      1.72      1.54      0.36
                                                                         ================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                             0.59      1.19      1.37      1.21      0.29
                                                                         ================================================

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 (a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent
     (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994 and 1990, for GSU were not adequate to cover fixed charges by $144.8 million and $60.6 million, respectively. Earnings for the years ended December 31, 1994 and 1990, were not adequate to cover fixed charges and preferred dividends by $197.1 million and $165.1 million, respectively.